

Mail Stop 4561

May 3, 2016

Ari Bousbib
President and CEO
IMS Health Holdings, Inc.
83 Wooster Heights Road
Danbury, CT 06810

> **Re: IMS Health Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-36381**

Dear Mr. Bousbib:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and disclose the impact of repatriating the

undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

2. Tell us what consideration you gave to disclosing the total amount of cash and cash equivalents held by your subsidiaries as of December 31, 2015 that would be subject to restriction if remitted to your holding company, or distributed to shareholders.

Schedule I-Parent Company Only Condensed Financial Statements, page 100

3. We note from your disclosures that there are restrictions on the Parent Company's ability to obtain funds from any of its subsidiaries. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction. We refer you to Rule 4-08(e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services